UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): <u>April 5, 2007</u>

Centennial Communications Corp.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

0-19603	**06-1242753**
(Commission File Number)	(IRS Employer Identification No.)

3349 Route 138
Wall, New Jersey 07719
(Address of principal executive offices, including zip code)

(732) 556-2200
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 2.02   Results of Operations and Financial Condition.

On April 5, 2007, Centennial Communications Corp. issued a press release announcing its financial results for the fiscal quarter ended February 28, 2007. A copy of the press release is furnished and attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this report and the exhibit attached hereto are being furnished and shall not be deemed filed for purposes of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly stated by specific reference in such filing.

Item 9.01   Financial Statements and Exhibits.

   (c)   Exhibits.

              99.1   Press release of Centennial Communications Corp. dated April 5, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL COMMUNICATIONS CORP.

Date: April 5, 2007

By: /s/ Tony L. Wolk
　　 Tony L. Wolk
　　 Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Centennial Communications Corp. dated April 5, 2007

News Release

For investor and media inquiries please contact:
Steve E. Kunszabo
Executive Director, Investor Relations
732-556-2220

Centennial Communications Announces Fiscal Third-Quarter Results; U.S. Wireless Records 22 Percent Retail Revenue Growth on Strong Postpaid Subscriber Gain

- **Fiscal third-quarter income from continuing operations of $0.00 per diluted share, compared to a loss of $0.03 per diluted share from continuing operations in the prior-year quarter**

- **Fiscal third-quarter consolidated adjusted operating income from continuing operations of $84.6 million, after giving effect to a $5.4 million charge for an adjustment to USF revenue in Puerto Rico related to calendar year 2004**

- **Fiscal third-quarter consolidated revenue from continuing operations of $229.1 million, after giving effect to the USF charge**

WALL, N.J. – Centennial Communications Corp. (NASDAQ: CYCL) ("Centennial") today reported income from continuing operations of $0.3 million, or $0.00 per diluted share, for the fiscal third quarter of 2007 as compared to a loss from continuing operations of $2.7 million, or $0.03 per diluted share, in the fiscal third quarter of 2006. The fiscal third quarter of 2007 included $1.9 million of stock-based compensation expense due to the Company's adoption of SFAS 123R (expensing for stock options). Consolidated adjusted operating income (AOI)(1) from continuing operations for the fiscal third quarter was $84.6 million, as compared to $83.0 million for the prior-year quarter. Consolidated AOI for the fiscal third quarter included a $5.4 million charge for an adjustment to Universal Service Fund (USF) revenue in Puerto Rico related to calendar year 2004 (the "USF charge")(2). Excluding the USF charge, consolidated AOI was $90.0 million, an increase of 8 percent versus the fiscal third quarter of 2006.

"Our U.S. wireless business continues to grow retail revenue and cash flow at an impressive pace, once again illustrating that our local market strategy wins with a quality footprint, strong retail distribution presence and clear brand message," said Michael J. Small, Centennial's chief executive officer. "Momentum in our U.S. wireless business is very strong."

Small continued, "In Puerto Rico, we revitalized our wireless business with a successful unlimited offering and now see evidence of renewed customer growth, improving customer retention and stable ARPU. With these key operating metrics moving in the right direction, our focus will turn to steady cash flow growth."

Centennial reported fiscal third-quarter consolidated revenue from continuing operations of $229.1 million after giving effect to the USF charge. Excluding the USF charge, consolidated revenue was $234.5 million, which included $126.5 million from U.S. wireless and $108.0 million from Puerto Rico operations. Consolidated revenue from continuing operations excluding the USF charge grew 10 percent versus the fiscal third quarter of 2006. The Company ended the quarter with 1,085,500 total wireless subscribers, which compares to 1,018,000 for the year-ago quarter and 1,058,700 for the previous quarter ended November 30, 2006. The Company reported 397,800 total access lines and equivalents at the end of the fiscal third quarter, which compares to 327,100 for the year-ago quarter.

OTHER HIGHLIGHTS

- On February 5, 2007, the Company amended its senior secured credit facility, lowering the interest rate on term loan borrowings by 25 basis points through a reduction in the LIBOR spread from 2.25 percent to 2.00 percent. As of February 28, 2007, Centennial had $550.0 million of term loan borrowings under its senior secured credit facility.

- On March 13, 2007, Centennial completed the sale of its Dominican Republic operations to Trilogy International Partners for approximately $80 million in cash.

- On March 13, 2007, the Company announced that it will redeem $80 million aggregate principal amount of its $125 million outstanding 10-3/4 percent senior subordinated notes due December 15, 2008. The redemption will occur on or about April 11, 2007 at face value with no prepayment penalties.

CENTENNIAL SEGMENT HIGHLIGHTS

U.S. Wireless Operations

- Revenue was $126.5 million, a 15 percent increase from last year's third quarter. Retail revenue (total revenue excluding roaming revenue) increased 22 percent from the year-ago period primarily driven by an 8 percent increase in total retail subscribers, and supported by strong equipment, feature, data and access revenue. Roaming revenue decreased 21 percent from the year-ago quarter as a result of a 16 percent decline in total roaming traffic.

- Average revenue per user (ARPU) was $67 during the fiscal third quarter, a 6 percent year-over-year increase. ARPU included approximately $3.33 of data revenue per user, which grew 28 percent from the fiscal second quarter.

- AOI was $44.7 million, a 26 percent year-over-year increase, representing an AOI margin of 35 percent. AOI benefited from strong growth in retail revenue, partially offset by a decline in roaming revenue.

- U.S. wireless ended the quarter with 686,100 total subscribers including 51,300 wholesale subscribers. This compares to 638,600 for the prior-year quarter including 50,900 wholesale subscribers and to 666,400 for the previous quarter ended November 30, 2006 including 51,300 wholesale subscribers. At the end of the fiscal third quarter, approximately 90 percent of U.S. retail wireless subscribers were on GSM calling plans. Postpaid subscribers increased 17,200 from the fiscal second quarter of 2007, supported by stable postpaid churn of 1.8 percent.

- Capital expenditures were $17.9 million for the fiscal third quarter.

Puerto Rico Wireless Operations

- Revenue was $75.2 million after giving effect to the USF charge. Excluding the USF charge, revenue was $79.8 million, an increase of 5 percent from the prior-year third quarter, driven primarily by subscriber growth and stable ARPU.

- Excluding the USF charge, postpaid ARPU was $68, which was unchanged when compared to the fiscal second quarter. ARPU included approximately $5.40 of data revenue per user, which grew 25 percent from the fiscal second quarter.

- AOI totaled $23.6 million after giving effect to the USF charge. Excluding the USF charge, AOI was $28.2 million, a 12 percent year-over-year decrease, representing an AOI margin of 35 percent. AOI was pressured by higher customer acquisition costs related to the Company's launch of its unlimited wireless offering and increased equipment expense related to customer retention efforts.

- Puerto Rico wireless ended the quarter with 399,400 subscribers, which compares to 379,400 for the prior-year quarter and to 392,300 for the previous quarter ended November 30, 2006. Postpaid subscribers increased 8,200 from the fiscal second quarter of 2007 on lower postpaid churn of 2.5 percent.

- Capital expenditures were $10.6 million for the fiscal third quarter.

Puerto Rico Broadband Operations

- Revenue was $30.3 million after giving effect to the USF charge. Excluding the USF charge, revenue was $31.1 million, a 7 percent year-over-year increase. AOI was $16.3 million after giving effect to the USF charge. Excluding the USF charge, AOI was $17.0 million, a 9 percent increase from the year-ago period, representing an AOI margin of 55 percent. Revenue and AOI increased primarily due to solid access line growth.

- Switched access lines totaled approximately 72,500 at the end of the fiscal third quarter, an increase of 5,000 lines, or 7 percent from the prior-year quarter. Dedicated access line equivalents were 325,300 at the end of the fiscal third quarter, a 25 percent year-over-year increase.

- Capital expenditures were $6.4 million for the fiscal third quarter.

DEFINITIONS AND RECONCILIATION

(1) Adjusted operating income is defined as net (loss) income before loss from discontinued operations, income from equity investments, minority interest in income of subsidiaries, income tax (expense) benefit, gain on sale of equity investments, interest expense, net, gain (loss) on disposition of assets, strategic alternatives/recapitalization costs, stock-based compensation expense and depreciation and amortization. Please refer to the schedule below for a reconciliation of adjusted operating income to consolidated net income and the Investor Relations website at www.ir.centennialwireless.com for a discussion and reconciliation of this and other non-GAAP financial measures.

Reconciliation of adjusted operating income to consolidated net income:

	Three Months Ended February 28,		Nine Months Ended February 28,	
	2007	2006	2007	2006
Adjusted operating income	$84,599	$82,968	$264,987	$260,694
Depreciation and amortization	(32,624)	(30,671)	(97,537)	(88,749)
Stock-based compensation expense	(1,851)	—	(6,669)	—
Strategic alternatives/recapitalization costs	-	(18,576)	(285)	(18,576)
Gain (loss) on disposition of assets	265	45	(28)	(343)
Operating income	50,389	33,766	160,468	153,026
Interest expense, net	(50,540)	(45,662)	(152,943)	(114,154)
Gain on sale of equity investments	4,730	652	4,730	652
Income tax (expense) benefit	(4,252)	8,274	(11,285)	(17,993)
Minority interest in income of subsidiaries	(264)	(129)	(705)	(568)
Income from equity investments	258	400	804	845
Loss from discontinued operations	(1,669)	(3,361)	(37,928)	(4,950)
Net (loss) income	$(1,348)	$(6,060)	$(36,859)	$16,858

Reconciliation of adjusted operating income to adjusted operating income exclusive of USF charge:

	Three Months Ended		Nine Months Ended	
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
		Unaudited		
Adjusted Operating Income	$84,599	$82,968	$264,987	$260,964
USF Charge	5,381	-	5,381	-
Adjusted Operating Income Exclusive of USF Charge	$89,980	$82,968	$270,368	$260,964

(2) Please refer to the Company's Form 10-Q for the quarter ending February 28, 2007 for additional information regarding the USF charge.

CONFERENCE CALL INFORMATION

As previously announced, the Company will host a conference call to discuss results at 8:30 a.m. ET on Thursday, April 5, 2007. Callers can dial (877) 502-9272 to access the call. The conference call will also be simultaneously webcast on Centennial's Investor Relations website at www.ir.centennialwireless.com. A replay of the conference call will also be available beginning Thursday, April 5 through Thursday, April 19 at both Centennial's Investor Relations website and www.streetevents.com. Callers can also dial (888) 203-1112, Access Code 3854096 to access an audio replay of the conference call.

CENTENNIAL COMMUNICATIONS CORP.
FINANCIAL DATA AND OPERATING STATISTICS
February 28, 2007
($000's, except per subscriber data)

	Three Months Ended		Nine Months Ended	
	Feb-07	Feb-06	Feb-07	Feb-06
CONSOLIDATED				
Total Wireless Subscribers	1,085,500	1,018,000	1,085,500	1,018,000
Net Gain - Total Subscribers	26,800	25,800	54,000	59,900
Revenue per Average Wireless Customer (1)	$ 66	$ 65	$ 67	$ 67
Retail Penetration (4)	8.2%	7.7%	8.2%	7.7%
Prepaid & Postpaid Churn - Wireless (5)	2.4%	2.5%	2.4%	2.6%
Monthly MOU's per Wireless Customer	1,185	1,048	1,150	1,026
U.S. WIRELESS				
Postpaid Wireless Subscribers	612,000	568,600	612,000	568,600
Prepaid Wireless Subscribers	22,800	19,100	22,800	19,100
Retail Subscribers	634,800	587,700	634,800	587,700
Wholesale Subscribers	51,300	50,900	51,300	50,900
Total Wireless Subscribers	686,100	638,600	686,100	638,600
Total Wireless Gross Adds	60,900	62,100	157,100	168,500
Net Gain - Retail Subscribers	19,700	21,800	37,900	41,000
Net Gain - Wholesale Subscribers	-	2,700	200	11,600
Net Gain - Total Subscribers	19,700	24,500	38,100	52,600
GSM as a % of Retail Subs	90.2%	66.7%	90.2%	66.7%
Revenue per Average Wireless Customer (1)	$ 67	$ 63	$ 67	$ 65
Retail Revenue per Average Wireless Customer (2)	$ 60	$ 53	$ 58	$ 53
Data Revenue per Average Wireless Customer (3)	$ 3.33	N/A	$ 2.78	N/A
Retail Revenue	$ 112,292	$ 91,888	$ 317,912	$ 267,981
Roaming Revenue	$ 14,195	$ 17,964	$ 50,510	$ 60,654
Retail Penetration (4)	7.4%	6.9%	7.4%	6.9%
Postpaid Churn - Wireless (5)	1.8%	1.9%	1.9%	2.0%
Prepaid & Postpaid Churn - Wireless (5)	2.2%	2.2%	2.2%	2.3%
Monthly MOU's per Wireless Customer	944	778	901	737
Cost to Acquire (6)	$ 254	$ 265	$ 295	$ 301
Capital Expenditures	$ 17,898	$ 7,575	$ 34,443	$ 33,199
PUERTO RICO				
Postpaid Wireless Subscribers	395,000	374,500	395,000	374,500
Prepaid Wireless Subscribers	4,400	4,900	4,400	4,900
Total Wireless Subscribers	399,400	379,400	399,400	379,400
Total Wireless Gross Adds	38,900	36,400	112,100	108,000
Net Gain - Wireless Subscribers	7,100	1,300	15,900	7,300
Revenue per Average Wireless Customer (1)	$ 63	$ 67	$ 66	$ 70
Data Revenue per Average Wireless Customer (3)	$ 5.40	N/A	$ 4.42	N/A

Penetration - Wireless (4)	10.0%	9.5%	10.0%	9.5%
Postpaid Churn - Wireless (5)	2.5%	3.0%	2.6%	3.0%
Prepaid Churn - Wireless (5)	14.9%	11.7%	13.9%	4.2%
Prepaid & Postpaid Churn - Wireless (5)	2.7%	3.1%	2.8%	3.0%
Monthly MOU's per Wireless Customer	1,574	1,459	1,543	1,456
Fiber Route Miles	1,283	1,217	1,283	1,217
Switched Access Lines	72,500	67,500	72,500	67,500
Dedicated Access Line Equivalents (7)	325,300	259,600	325,300	259,600
On-Net Buildings	1,920	1,646	1,920	1,646
Capital Expenditures - Wireless	$ 10,558	$ 11,439	$ 25,354	$ 36,615
Capital Expenditures - Broadband	$ 6,355	$ 4,935	$ 14,847	$ 15,517
Capital Expenditures - Total Puerto Rico	$ 16,913	$ 16,374	$ 40,201	$ 52,132

REVENUES

U.S. Wireless	$ 126,487	$ 109,853	$ 368,422	$ 328,636
Puerto Rico - Wireless	$ 75,209	$ 76,295	$ 231,642	$ 236,418
Puerto Rico - Broadband	$ 30,336	$ 29,106	$ 92,478	$ 86,474
Puerto Rico - Intercompany	$ (2,920)	$ (2,555)	$ (8,827)	$ (7,681)
Total Puerto Rico	$ 102,625	$ 102,846	$ 315,293	$ 315,211
Consolidated	$ 229,112	$ 212,699	$ 683,715	$ 643,847

ADJUSTED OPERATING INCOME (8)

U.S. Wireless	$ 44,713	$ 35,425	$ 130,453	$ 116,266
Puerto Rico - Wireless	$ 23,600	$ 31,954	$ 83,462	$ 98,072
Puerto Rico - Broadband	$ 16,286	$ 15,589	$ 51,072	$ 46,356
Total Puerto Rico	$ 39,886	$ 47,543	$ 134,534	$ 144,428
Consolidated	$ 84,599	$ 82,968	$ 264,987	$ 260,694

NET DEBT

Total Debt Less Cash and Cash Equivalents	$2,038,600	$2,041,700	$2,038,600	$2,041,700

(1) Revenue per Average Wireless Customer is determined for each period by dividing total monthly revenue per wireless subscriber including roaming revenue by the average retail customers for such period.

(2) Retail Revenue per Average Wireless Customer is determined for each period by dividing retail revenue (total revenue excluding roaming revenue) by the average retail customers for such period.

(3) Data Revenue per Average Wireless Customer is determined for each period by dividing data revenue by the average retail customers for such period.

(4) The penetration rate equals the percentage of total population in our service areas who are retail subscribers to our wireless service as of period-end.

(5) Churn is calculated by dividing the aggregate number of retail subscribers who cancel service during each month in a period by the total number of subscribers as of the beginning of the month. Churn is stated as the average monthly churn rate for the period.

(6) Cost to Acquire a new customer is calculated by dividing the sum of the cost of phones and marketing expenses less the related equipment sales by the gross activations for the period. Cost to acquire excludes costs relating to phones used for customer retention.

(7) February 2007 excludes 82,700 dedicated access line equivalents related to short term contracts.

(8) Adjusted operating income is defined as net (loss) income before loss from discontinued operations, income from

equity
investments, minority interest in income of subsidiaries, income tax (expense) benefit, gain on sale of equity
investments, interest expense, net, gain (loss) on disposition of assets,strategic alternatives/recapitalization costs,
stock-based compensation expense and depreciation and amortization.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Three Months Ended		Nine Months Ended	
	February 28, 2007	February 28, 2006	February 28, 2007	February 28, 2006
REVENUE:				
Service revenue	$ 212,434	$ 202,415	$ 642,213	$ 616,130
Equipment sales	16,678	10,284	41,502	27,717
	229,112	212,699	683,715	643,847
COSTS AND EXPENSES:				
Cost of services	42,388	40,859	129,129	120,759
Cost of equipment sold	34,852	27,892	95,947	76,788
Sales and marketing	24,643	22,532	71,436	68,804
General and administrative	44,481	57,024	129,170	135,378
Depreciation and amortization	32,624	30,671	97,537	88,749
(Gain) loss on disposition of assets	(265)	(45)	28	343
	178,723	178,933	523,247	490,821
OPERATING INCOME	50,389	33,766	160,468	153,026
INTEREST EXPENSE, NET	(50,540)	(45,662)	(152,943)	(114,154)
GAIN ON SALE OF EQUITY INVESTMENT	4,730	652	4,730	652
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE, MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	4,579	(11,244)	12,255	39,524
INCOME TAX (EXPENSE) BENEFIT	(4,252)	8,274	(11,285)	(17,993)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES AND INCOME FROM EQUITY INVESTMENTS	327	(2,970)	970	21,531
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(264)	(129)	(705)	(568)
INCOME FROM EQUITY INVESTMENTS	258	400	804	845
INCOME (LOSS) FROM CONTINUING OPERATIONS	321	(2,699)	1,069	21,808
Discontinued operations:				
Income (loss)	2,170	(1,555)	(659)	(1,408)
(Loss) gain on disposition	(266)	-	(32,261)	100
Income tax expense	(3,573)	(1,806)	(5,008)	(3,642)
Net loss from discontinued operations	(1,669)	(3,361)	(37,928)	(4,950)
NET (LOSS) INCOME	$ (1,348)	$ (6,060)	$ (36,859)	$ 16,858
EARNINGS PER SHARE:				
BASIC				
EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS	$ 0.00	$ (0.03)	$ 0.01	$ 0.21

LOSS PER SHARE FROM DISCONTINUED OPERATIONS	$	(0.01)	$	(0.03)	$	(0.36)	$	(0.05)
NET (LOSS) INCOME PER SHARE	$	(0.01)	$	(0.06)	$	(0.35)	$	0.16

DILUTED

EARNINGS (LOSS) PER SHARE FROM CONTINUING OPERATIONS	$	0.00	$	(0.03)	$	0.01	$	0.20
LOSS PER SHARE FROM DISCONTINUED OPERATIONS	$	(0.01)	$	(0.03)	$	(0.35)	$	(0.04)
NET (LOSS) INCOME PER SHARE	$	(0.01)	$	(0.06)	$	(0.34)	$	0.16

WEIGHTED-AVERAGE SHARES OUTSTANDING DURING THE PERIOD:

BASIC	105,698	104,889	105,437	104,475
DILUTED	108,637	104,889	107,786	107,253

ABOUT CENTENNIAL

Centennial Communications (NASDAQ:CYCL), based in Wall, NJ, is a leading provider of regional wireless and integrated communications services in the United States and Puerto Rico with approximately 1.1 million wireless subscribers and 397,800 access lines and equivalents. The U.S. business owns and operates wireless networks in the Midwest and Southeast covering parts of six states. Centennial's Puerto Rico business owns and operates wireless networks in Puerto Rico and the U.S. Virgin Islands and provides facilities-based integrated voice, data and Internet solutions. Welsh, Carson, Anderson & Stowe and an affiliate of the Blackstone Group are controlling shareholders of Centennial. For more information regarding Centennial, please visit our websites http://www.centennialwireless.com/ and http://www.centennialpr.com/.

SAFE HARBOR PROVISION

Cautionary statement for purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995: Information in this release that involves Centennial's expectations, beliefs, hopes, plans, projections, estimates, intentions or strategies regarding the future are forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the effects of vigorous competition in our markets, which may make it difficult for us to attract and retain customers and to grow our customer base and revenue and which may increase churn, which could reduce our revenue and increase our costs; the fact that many of our competitors are larger than we are, have greater financial resources than we do, are less leveraged than we are, have more extensive coverage areas than we do, and may offer less expensive and more technologically advanced products and services than we do; changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes which may render certain technologies used by us obsolete; our substantial debt obligations, including restrictive covenants, which place limitations on how we conduct business; our ability to attract subscribers in our newly launched markets in Grand Rapids and Lansing, Michigan; market prices for the products and services we offer may continue to decline in the future; the effect of changes in the level of support provided to us by the Universal Service Fund; the effects of consolidation in the telecommunications industry; general economic, business, political and social conditions in the areas in which we operate, including the effects of world events, terrorism, hurricanes, tornadoes, wind storms and other natural disasters; our access to the latest technology handsets in a timeframe and at a cost similar to our competitors; the effect on our business of wireless local number portability, which allows customers to keep their wireless phone numbers when switching between service providers; our ability to successfully deploy and deliver wireless data services to our customers, including next generation 3G technology; our ability to generate cash and the availability and cost of additional capital to fund our operations and our significant planned capital expenditures, including the need to refinance or amend existing indebtedness; our dependence on roaming agreements for a significant portion of our wireless revenue and the expected decline in roaming revenue over the long term; our dependence on roaming agreements for our ability to offer our wireless customers competitively priced regional and nationwide rate plans that include areas for which we do not own wireless licenses; our ability to attract and retain qualified personnel; the effects of governmental regulation of the telecommunications industry; our ability to acquire, and the cost of acquiring, additional spectrum in our markets to support growth and advanced technologies; our ability to manage, implement and monitor billing and operational support systems; the results of litigation filed or which may be filed against us, including litigation relating to wireless billing, using wireless telephones while operating an automobile or possible health effects of radio frequency transmission; the relative liquidity and corresponding volatility of our common stock and our ability to raise future equity capital; and the control of us retained by our majority stockholders and anti-takeover provisions and other risks referenced from time to time in the Company's filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to Centennial as of the date of the release, and we assume no obligation to update or revise any such forward-looking statements.

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